EnCana earns $1.2 billion in first quarter of 2003,
$790 million excluding gains, cash flow approaches $1.9 billion

Performance right on track as gas sales exceed 3 billion cubic feet per day

     Calgary, Alberta, (May 8, 2003) — EnCana Corporation (TSX & NYSE: ECA) earned $1.246 billion, or $2.57 per common share diluted, in the first quarter of 2003 and generated $1.852 billion of cash flow, or $3.80 per common share diluted. On a pro forma basis in the first quarter of 2002, EnCana earned $163 million, or 34 cents per common share diluted, and generated $779 million, or $1.61 per common share diluted, of cash flow.

     First quarter earnings included a one-time, after-tax gain of approximately $263 million, or 54 cents per common share diluted, on the sale of EnCana’s interests in two oil pipelines, plus an unrealized after-tax gain of approximately $193 million, or 40 cents per common share diluted, related to foreign exchange gains on the translation of EnCana’s U.S. dollar debt. These gains, which had no impact on cash flow, totalled $456 million, or 94 cents per common share diluted. Excluding these two items, EnCana earned $790 million, or $1.63 per common share diluted, from continuing operations. Revenues, net of royalties and production taxes, in the first quarter were $4.158 billion, while core capital investment was $1.587 billion.

     All references to 2002 production, sales and financial information in this news release text and tables for EnCana are presented on a pro forma basis as if the merger of PanCanadian Energy Corporation (“PanCanadian” or “PCE”) and Alberta Energy Company Ltd. (“AEC”) had occurred at the beginning of 2002. All dollar figures are Canadian unless otherwise stated.

Natural gas and oil sales 10 percent higher in past year

     First quarter daily conventional oil and gas sales increased 10 percent averaging 735,836 barrels of oil equivalent (BOE) compared to the pro forma conventional sales of 669,298 barrels of oil equivalent during the first quarter of 2002. Daily natural gas sales increased 11 percent to average 3,016 million cubic feet, which included an average of 141 million cubic feet per day of sales from EnCana’s gas storage. First quarter natural gas production increased 12 percent over the same period in 2002. Conventional oil and natural gas liquids sales increased 8 percent to average 233,169 barrels per day, compared to pro forma sales of 215,298 barrels per day in the first quarter of 2002. EnCana drilled 1,329 net wells in the first quarter.

     “EnCana is right on track, achieving record financial and operating performance as it embarks on its second year of operations. Strong growth in sales of conventional oil and natural gas combined with robust commodity prices produced exceptionally strong financial results,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “With the outlook for a continuation of very strong gas pricing fundamentals, EnCana is extremely well positioned to capitalize on a production mix that is leveraged two-thirds to North American natural gas. The company’s current gas field productive capacity is already in the range of its 2003 sales target of 3.0 billion to 3.1 billion cubic feet per day.

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     “The success we achieved in our first year is continuing in 2003. As part of the company’s strategic realignment, we completed the sale of our interests in the Express and Cold Lake pipeline systems and sold a 10 percent interest in Syncrude. The $2.7 billion of gross proceeds generated by these sales have fortified an already strong balance sheet. EnCana has the financial strength to fund industry-leading internal growth while maintaining flexibility to act opportunistically on value creating, tuck-in acquisitions in our core operating areas. We will also continue to compare these uses of capital with the value-creation potential of share buybacks under our Normal Course Issuer Bid,” Morgan said.

Strong winter demand and tight North America supply drive first quarter gas prices higher

     In the first three months of 2003, a combination of cold weather across North America’s large consuming regions and weakening North American natural gas production levels drove prices to two-year highs. In the first quarter, the average AECO index price was $7.92 per thousand cubic feet, up 137 percent from the first quarter of 2002. U.S. gas storage volumes are at record lows, while Canadian gas storage volumes are well below the five-year average. In 2002, U.S. supply fell about 4.7 percent from 2001, while Canadian supply was down approximately 3.5 percent in the same time period. Demands to refill storage, combined with normal summer weather, are expected to keep prices strong throughout 2003.

World oil prices exceptionally strong due to supply uncertainty in Middle East and Venezuela

     During the first quarter, the average benchmark West Texas Intermediate crude oil price was US$33.80, up 56 percent over the same period last year. Although oil prices have retreated from these high levels, volatility is expected to continue due to the challenges of reintegrating Iraq production, political issues in Venezuela and Nigeria, OPEC compliance with production quotas and world economic uncertainty.

Risk management programs mitigate volatility

     EnCana’s risk management program is designed to partially mitigate the volatility associated with commodity prices, exchange rates and interest rates. As a means of managing the impact of commodity price volatility in its producing areas and to help provide greater certainty in cash flow generation for its high-return capital investment program, EnCana has entered into various fixed-price contracts for a portion of its forecast 2003 sales. With the high oil and gas prices experienced in the first quarter, EnCana’s commodity price risk management measures, including financial and physical transactions, resulted in pre-tax revenue being lower by approximately $100 million, comprised of $122 million lower revenues on oil sales and $22 million of higher revenues from gas sales. The $22 million of higher gas revenues is comprised of $111 million of higher revenues from physical transactions and $89 million of lower revenues from commodity financial transactions. The $122 million of lower revenues from oil sales was associated with commodity financial transactions only.

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Consolidated EnCana Highlights

Financial Highlights

	EnCana	EnCana
(as at and for the three months ended March 31)	Q1 2003	Q1 2002
($ millions, except per share amounts)	Actuals	Pro Forma(2)

Revenues, net of royalties and production taxes	4,158	2,263

Cash Flow	1,852	779
Per common share — diluted	3.80	1.61

Net earnings
From Continuing Operations excluding F/X gain (loss) on translation of US$ debt (after-tax)	790	156
Per common share — basic	1.66	0.33
Per common share — diluted	1.63	0.32
From foreign exchange gain (loss) on translation of US$ debt (after-tax)	193	(1)
Per common share — basic	0.40	—
Per common share — diluted	0.40	—
From Continuing Operations	983	155
Per common share — basic	2.06	0.33
Per common share — diluted	2.03	0.32
From Discontinued Operations	263	8
Per common share — basic	0.55	0.02
Per common share — diluted	0.54	0.02
Net earnings	1,246	163
Per common share — basic(1)	2.61	0.34
Per common share — diluted	2.57	0.34

Core capital investment
Total assets	1,587	1,296
Long-term debt	29,410	29,570
Preferred securities	5,867	6,938
Shareholders’ equity	567	584
Debt-to-capitalization ratio	14,994	13,101
(adjusted for working capital & including preferred securities as debt)	29%	39%

Common shares
Outstanding at March 31 (millions)	480.6	474.1
Weighted average diluted (millions)	486.9	483.6

(1)	Impact of including share options in earnings calculations

If EnCana were to record compensation expense for outstanding stock options, earnings per common share — basic would have been $2.58 per common share, $0.03 per common share less, during the first quarter of 2003.

(2)	Important Notice: Readers are cautioned that comparisons to prior years’ results are based on pro forma calculations and these pro forma results may not reflect all adjustments and reconciliations that may be required under Canadian generally accepted accounting principles. These pro forma results may not be indicative of the results that actually would have occurred or of the results that may be obtained in the future. Also, certain information provided for prior years has been reclassified to conform to the presentation adopted in 2002.

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Operating Highlights

	Q1 2003	Q1 2002%
(for the period ended March 31)	Actuals	Pro forma	Change

Sales
Natural gas (MMcf/d)
North America	3,003	2,713	+11
U.K	13	11	+18
Total natural gas	3,016	2,724	+11
Conventional oil and NGLs (bbls/d)
North America	179,795	163,635	+10
Ecuador	42,764	38,774	+10
U.K	10,610	12,889	-18
Total oil and NGLs (bbls/d)*	233,169	215,298	+8
Total conventional sales (BOE/d)*	735,836	669,298	+10

Prices, including hedging
North American gas price ($/Mcf)	7.45	3.43	+117

North American conventional oil price ($/bbl)
Light/medium	32.53	26.11	+25
Heavy	22.97	21.56	+7
Syncrude ($/bbl)	48.97	34.86	+40
International crude oil ($/bbl)
Ecuador	43.90	22.07	+99
U.K	42.53	30.85	+38
Natural gas liquids ($/bbl)	43.73	22.72	+92

Total liquids ($/bbl)	34.04	25.24	+35

*	Excludes Syncrude which averaged 20,272 barrels per day in the first quarter of 2003, compared to 31,548 barrels per day in the first quarter of 2002.

EnCana targeting 10 percent per share internal sales growth in 2003

EnCana’s 2003 total daily conventional oil and gas sales volumes are forecast to grow by an average of 10 percent per share from 2002 pro forma rates to between 740,000 and 797,000 barrels of oil equivalent, excluding Syncrude. That sales forecast is comprised of between 3 billion and 3.1 billion cubic feet of gas per day and 240,000 and 280,000 barrels of conventional oil and natural gas liquids per day.

EnCana corporate developments

EnCana completes sale of interests in two major oil pipelines and 10 percent share of Syncrude

During the first quarter of 2003, EnCana closed the sales of its indirect 100 percent ownership of the Express Pipeline System and its indirect 70 percent interest in the Cold Lake Pipeline System for a total consideration of approximately $1.6 billion, which included assumed debt of approximately $599 million. EnCana also sold a 10 percent share of the Syncrude project to Canadian Oil Sands Limited for approximately $1.07 billion. EnCana’s remaining 3.75 percent share of Syncrude is considered a non-core asset.

Normal Course Issuer Bid purchases

To date, EnCana has purchased for cancellation 676,900 of its common shares at an average price of $45.89 per common share under the company’s Normal Course Issuer Bid. Under the bid, EnCana may purchase for cancellation up to 23,843,565 of its common shares, representing 5 percent of the 476,871,300 common shares outstanding as at October 4, 2002.

Dividend

The board of directors of EnCana declared a quarterly dividend of 10 cents per share payable on June 30, 2003 to common shareholders of record as of June 13, 2003.

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Financial strength

     EnCana possesses one of the strongest financial positions among its upstream independent peer group. At March 31, 2003, the company’s debt-to-capitalization ratio was 29:71 (preferred securities included as debt). EnCana’s debt-to-EBIDTA multiple, on a trailing 12-month basis, was 0.9 times. First quarter core capital investment was $1,587 million. Corporate acquisitions were $179 million and net proceeds from asset and corporate dispositions were $2,034 million, resulting in negative net capital investment of $268 million. EnCana’s operating costs on conventional oil and gas production averaged $4.20 per barrel of oil equivalent for the quarter.

     EnCana maintains strong investment grade ratings from the major bond rating services: Dominion Bond Rating Service Limited, A(low), Moody’s Investors Service, Baa1, and Standard and Poor’s Ratings Services, A-. The company also has a $4 billion credit facility with a syndicate of major banks and lending institutions, of which more than $3 billion remains unutilized.

EnCana operational highlights

North America

First quarter gas and conventional liquids sales up 10 percent year over year

     EnCana’s North American gas and conventional oil and natural gas liquids sales continued to grow at double-digit rates in the first quarter, averaging 680,295 barrels of oil equivalent per day — a 10 percent increase over the pro forma average of 615,802 barrels of oil equivalent per day in the first quarter of 2002. Gas production increased 12 percent in the past year, averaging approximately 2.9 billion cubic feet per day. Conventional liquids production was up about 10 percent year over year, averaging approximately 180,000 barrels per day. The company also sold an average of 141 million cubic feet per day of gas from storage in the quarter. Gas production growth was led by increased production from the U.S. Rockies, Ferrier, Suffield and the Palliser block in Alberta and Greater Sierra in northeast British Columbia. Rising output from the company’s two steam-assisted gravity drainage (SAGD) projects in northeast Alberta, combined with production increases at Suffield, raised the company’s conventional oil production in the first quarter. In North America, EnCana drilled 1,317 net wells during the first quarter.

U.S. Rockies delivers tremendous growth in year-over-year gas sales

     U.S. Rockies first quarter gas sales rose more than 80 percent to average 672 million cubic feet per day, compared to an average of 365 million cubic feet per day on a pro forma basis from the first quarter of 2002. Production growth in the U.S Rockies is primarily from the Jonah field in Wyoming and the Mamm Creek field in Colorado. EnCana has fixed the NYMEX price differential on 566 million cubic feet per day of forecast 2003 gas sales at an average basis of US$0.50 per thousand cubic feet, and an additional 392 million cubic feet per day of forecast gas sales for 2004 through 2007 at an average basis of US$0.45 per thousand cubic feet.

     “This high growth region continues to deliver tremendous performance. With more than 1.6 million net undeveloped acres and the recent addition of gas transmission capacity out of the region on the Kern River pipeline expansion, we plan to continue to set the pace for gas growth in the U.S. Rockies,” said Randy Eresman, EnCana’s Chief Operating Officer.

Winter drilling builds production volumes in northeast British Columbia

     EnCana drilled 91 net wells in the Greater Sierra area of northeast British Columbia, where production in the first quarter averaged 158 million cubic feet per day, up 12 percent from pro forma production one year earlier. With the recent gathering system expansion, production is currently at about 210 million cubic feet per day in Greater Sierra.

     “Our assembly line drilling methods enabled us to keep more than 30 rigs running through to spring break up, while reducing costs for each well drilled. This successful drilling season has resulted in continued strong production growth in our fastest growing Canadian region,” Eresman said.

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Canada’s leading SAGD project delivering steady volumes

     EnCana’s largest SAGD thermal oilsands project at Foster Creek in northeast Alberta is currently producing at its design rate of approximately 20,000 barrels of oil per day. EnCana has started its 80-megawatt co-generation plant at Foster Creek, which is expected to lower the SAGD project’s operating costs by an estimated $2 per barrel. The company continues to target operating costs in the range of $6 to $7 per barrel, assuming an AECO gas price of $5 per thousand cubic feet, when all facilities are fully operational. The power plant is generating about 45 megawatts of electricity for sale to the Alberta power grid.

Gulf of Mexico — successful appraisal drilling at Tahiti

     Exploration success continues at the Tahiti prospect in the deep water Gulf of Mexico, where two successful appraisal wells have increased confidence that the field contains between 400 million and 500 million barrels of estimated recoverable oil. The appraisal program confirmed that the Tahiti reservoirs are well developed and correlate over a five-kilometer distance. One of the appraisal wells encountered more than 1,000 feet of net pay in high-quality sandstones, making it one of the thickest net pay accumulations in the history of the deep water Gulf of Mexico. EnCana holds a 25 percent interest in this ChevronTexaco-operated discovery.

East Coast of Canada — Deep Panuke

     EnCana is conducting a thorough review of its Deep Panuke natural gas development project, examining ways to enhance project economics. Following a request by EnCana for an adjournment, the Canada-Nova Scotia Offshore Petroleum Board and the National Energy Board have agreed to suspend the development’s regulatory review. EnCana plans to update the regulatory agencies by the end of 2003. To better evaluate the ultimate natural gas potential in the Deep Panuke area, EnCana has additional exploration planned for 2003.

EnCana closes sale of 10 percent interest in Syncrude

     EnCana’s share of Syncrude production during the first quarter of 2003 averaged 20,272 barrels per day. This lower quarterly volume reflects the completion of the sale, on February 28, 2003, of a 10 percent interest in Syncrude to Canadian Oil Sands Limited.

International

     EnCana’s first quarter international oil and natural gas liquids production averaged 63,680 barrels per day, but sales were reduced to 53,374 barrels per day primarily as a result of directing oil for line fill into Ecuador’s OCP Pipeline, marking the beginning of a major new oil growth opportunity for EnCana and the South American nation. In the U.K., EnCana and its partners are finalizing work on the design and environmental statement for development of the Buzzard discovery, which is scheduled to start production in 2006.

Ecuador — first barrels flowing into OCP Pipeline tanks

     First quarter production in Ecuador averaged 54,726 barrels of oil per day, up 9 percent from an average of 50,351 barrels per day on a pro forma basis one year earlier. While daily production has increased year over year, 2003 reported sales volumes exclude an average of 8,191 barrels per day during the first quarter which was delivered to line fill for the new OCP Pipeline.

Midstream & Marketing

     EnCana’s Midstream & Marketing division achieved first quarter operating cash flow from continuing operations of about $55 million.

6

Gas storage expands with first phase of Countess facility

     EnCana plans to open the first 10 billion cubic feet of storage capacity this summer at its new Countess facility, located about 85 kilometres east of Calgary. Injections are planned during the summer, in preparation for winter withdrawals. The first phase of the Countess facility, which is intended to become a significant new component of EnCana’s AECO Hub, is on time and on budget. Completion of the project, designed to take total Countess capacity to about 40 billion cubic feet, is expected by April 2005. In northern California, EnCana continues construction work on increasing the Wild Goose gas storage facility to 23 billion cubic feet of capacity by spring 2004, with further expansions to 29 billion cubic feet expected by spring 2005.

OCP Pipeline nears completion

     Ecuador’s OCP Pipeline is more than 95 percent complete, with producers having delivered more than 1 million barrels of oil into OCP’s Amazonas Oil Terminal for use in commissioning the pipeline system. Commissioning of the system’s pumping stations and receiving and shipping terminals is underway. First oil is expected to be shipped from the OCP marine terminal on the Pacific coast this summer.

     “Ecuador is on the verge of achieving a major milestone in its journey towards economic stability with the pending completion of the OCP Pipeline. EnCana is proud to partner with the people of Ecuador in this milestone,” said Bill Oliver, EnCana’s President of Midstream & Marketing.

GUIDANCE UPDATED

     EnCana has posted an updated Guidance Document on its Web site: www.encana.com.

FINANCIAL INFORMATION

     NOTE: This press release includes EnCana’s financial statements as well as a summary of pro forma financial results which better reflect the way EnCana views its business. EnCana’s actual and pro forma information reflects results as illustrated in the table below.

EnCana actual financial statements

Q1 2003	Q1 2002

EnCana	PCE alone

EnCana pro forma financial information

Q1 2003	Q1 2002

EnCana	PCE & AEC

     This press release and EnCana’s supplemental information are posted on the company Web site www.encana.com.

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CONFERENCE CALL TODAY

     EnCana Corporation will host a conference call today, Thursday, May 8, 2003 starting at 11 a.m., Mountain Time (1 p.m. Eastern Time) to discuss EnCana’s first quarter 2003 financial and operating results.

     To participate, please dial (719) 457-2731 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 5 p.m. on May 8 until midnight May 16, 2003 by dialing (888) 203-1112 or (719) 457-0820 and entering pass code 145028.

     A live audio Web cast of the conference call will also be available via EnCana’s Web site, www.encana.com, under Investor Relations. The Web cast will be archived for approximately 90 days.

EnCana Corporation

     EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

     ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; EnCana’s ability to invest selectively and returns on such investments; drilling activity in North America in 2003; future economic performance; the production and growth potential of EnCana’s various assets, including assets in the U.S. Rockies, Greater Sierra, offshore Canada’s East Coast, the U.K. central North Sea, the Gulf of Mexico and Ecuador; the anticipated oil and natural gas prices for the remainder of 2003; the ability to achieve production and sales growth targets for 2003 and beyond (including per share sales growth); the sources and deployment of expected capital in 2003; the projected annual post-merger synergies in 2003; the anticipated completion of the different phases of the Countess gas storage project and the Wild Goose gas storage project in 2003 and beyond; EnCana’s plans for its gas storage facilities; the timing of updates to regulators regarding progress on enhancements to the Deep Panuke project; projected gas storage capacity in 2004 and 2005; the success of future drilling prospects; potential exploration; the potential success of certain projects such as SAGD, Buzzard (including in 2006), coalbed methane, the OCP Pipeline, the Kern River pipeline, the Foster Creek co-generation plant and Syncrude and the expected rates of returns from such projects; the potential reduction of operating costs for SAGD; the potential capacity of the OCP Pipeline; the ability and timing of meeting EnCana’s targeted transportation commitments on the OCP Pipeline; the proposed dates of drilling and production in the U.K. central North Sea; and the potential success of other exploratory wells in the Gulf of Mexico, offshore Canada’s East Coast and the U.K. central North Sea.

     Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements

8

will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and international terrorist threats; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

     Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747

9

Consolidated Financial Statements

For the three months ended March 31, 2003

EnCana Corporation

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

CONSOLIDATED STATEMENT OF EARNINGS

		Three Months Ended
		March 31

(unaudited) ($ millions, except per share amounts)		2003	2002

REVENUES, NET OF ROYALTIES AND PRODUCTION TAXES	(Note 3)	$4,158	$1,061

EXPENSES	(Note 3)
Transportation and selling		190	49
Operating		516	171
Purchased product		1,427	380
Administrative		56	17
Interest, net		86	27
Foreign exchange (gain)	(Note 5)	(294)	(10)
Depreciation, depletion and amortization		745	214

		2,726	848

NET EARNINGS BEFORE THE UNDERNOTED		1,432	213
Income tax expense	(Note 6)	449	82

NET EARNINGS FROM CONTINUING OPERATIONS		983	131
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 4)	263	2

NET EARNINGS		$1,246	$133
DISTRIBUTIONS ON PREFERRED SECURITIES, NET OF TAX		(6)	—

NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS		$1,252	$133

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 9)
Basic		$2.06	$0.51
Diluted		$2.03	$0.51

NET EARNINGS PER COMMON SHARE	(Note 9)
Basic		$2.61	$0.52
Diluted		$2.57	$0.51

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	Three Months Ended
	March 31

(unaudited) ($ millions)	2003	2002

RETAINED EARNINGS, BEGINNING OF YEAR	$4,684	$3,630
Net Earnings	1,246	133
Dividends on Common Shares and Other Distributions, net of tax	(42)	(25)

RETAINED EARNINGS, END OF PERIOD	$5,888	$3,738

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

CONSOLIDATED BALANCE SHEET

		As at	As at
		March 31,	December 31,
(unaudited) ($ millions)		2003	2002

ASSETS
Current Assets
Cash and cash equivalents		$273	$212
Accounts receivable and accrued revenue		2,303	2,052
Income tax receivable		48	—
Inventories		467	543
Assets of discontinued operations		—	1,482

		3,091	4,289
Capital Assets, net	(Note 3)	23,271	23,770
Investments and Other Assets		460	377
Goodwill		2,588	2,886

	(Note 3)	$29,410	$31,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,443	$2,390
Income tax payable		—	14
Liabilities of discontinued operations		—	825
Short-term debt		—	438
Current portion of long-term debt	(Note 7)	100	212

		2,543	3,879
Long-Term Debt	(Note 7)	5,867	7,395
Deferred Credits and Other Liabilities		583	585
Future Income Taxes		5,423	5,212
Preferred Securities of Subsidiary		—	457

		14,416	17,528

Shareholders’ Equity
Preferred securities		567	126
Share capital	(Note 8)	8,776	8,732
Share options, net		119	133
Paid in surplus		75	61
Retained earnings		5,888	4,684
Foreign currency translation adjustment		(431)	58

		14,994	13,794

		$29,410	$31,322

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

		Three Months Ended
		March 31

(unaudited) ($ millions)		2003	2002

OPERATING ACTIVITIES
Net earnings from continuing operations		$983	$131
Depreciation, depletion and amortization		745	214
Future income taxes	(Note 6)	414	42
Other		(290)	—

Cash flow from continuing operations		1,852	387
Cash flow from discontinued operations		—	2

Cash flow		1,852	389
Net change in other assets and liabilities		(6)	(26)
Net change in non-cash working capital from continuing operations		54	(242)
Net change in non-cash working capital from discontinued operations		—	53

		1,900	174

INVESTING ACTIVITIES
Capital expenditures	(Note 3)	(1,587)	(481)
Proceeds on disposal of capital assets		10	3
Corporate (acquisitions) and dispositions	(Note 2)	847	—
Equity investments		(66)	—
Net change in investments and other		(34)	(17)
Net change in non-cash working capital from continuing operations		(203)	(31)
Discontinued operations		998	—

		(35)	(526)

FINANCING ACTIVITIES
Repayment of short-term debt		(438)	—
Repayment of long-term debt		(1,345)	(80)
Issuance of common shares	(Note 8)	44	18
Dividends on common shares		(48)	(25)
Payments to preferred securities holders		(8)	—
Net change in non-cash working capital from continuing operations		(5)	(3)
Other		(1)	—

		(1,801)	(90)

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		3	2

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		61	(444)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		212	963

CASH AND CASH EQUIVALENTS, END OF PERIOD		$273	$519

See accompanying Notes to Consolidated Financial Statements.

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration, production and marketing of natural gas, natural gas liquids and crude oil, as well as natural gas storage operations, natural gas liquids processing and power generation operations.

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2002.

2. CORPORATE (ACQUISITIONS) and DISPOSITIONS

	March 31

($ millions)	2003	2002

Acquisitions	$(179)	$—
Dispositions	1,026	—
	$847	$—

On January 31, 2003, the Company acquired the Ecuadorian interests of Vintage Petroleum Inc. for net cash consideration of $179 million (US$116 million). The purchase was accounted for using the purchase method with the results reflected in the consolidated results of EnCana from the date of acquisition. The acquisition was accounted for as follows:

($ millions)

Working Capital	$2
Capital Assets	194
Future Income Taxes	(17)

$179

On February 28, 2003, the Company completed the sale of its 10 percent interest in the Syncrude Joint Venture to Canadian Oil Sands Limited for net cash consideration of $1,026 million. There was no gain or loss on this sale. The Company has also granted Canadian Oil Sands Limited an option to purchase its remaining 3.75 percent working interest in the Syncrude Joint Venture and a gross-overriding royalty interest for cash proceeds of $417 million.

3. SEGMENTED INFORMATION

The Company has defined its continuing operations into the following segments:

•	Upstream includes the Company’s exploration for and production of natural gas, natural gas liquids and crude oil. The Company’s Upstream operations are located in Canada, the United States, the U.K. central North Sea, Ecuador and International New Ventures exploration activity in the Gulf of Mexico, the U.K. central North Sea, the Middle East, Africa, Australia, Latin America, as well as, the Canadian East Coast and the North American northern frontier.

•	Midstream & Marketing includes gas storage operations, natural gas liquids processing and power generation operations, as well as, marketing activity under which the Company purchases and takes delivery of product from others and delivers product to customers under transportation arrangements not utilized for the Company’s own production.

The Company reports its segmented financial results showing revenue prior to all royalty payments, both cash and in- kind, consistent with Canadian disclosure practices for the oil and gas industry.

Operations that have been discontinued are disclosed in Note 4.

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3. SEGMENTED INFORMATION (continued)

Results of Operations (For the three months ended March 31)

	Upstream		Midstream & Marketing

($ millions)	2003	2002	2003	2002

Revenues
Gross revenue	$3,007	$654	$1,651	$479
Royalties and production taxes	500	68	—	—

Revenues, net of royalties and production taxes	2,507	586	1,651	479
Expenses
Transportation and selling	163	44	27	5
Operating	374	110	142	61
Purchased product	—	—	1,427	380
Depreciation, depletion and amortization	727	203	8	5

Segment Income	$1,243	$229	$47	$28

	Corporate		Consolidated

	2003	2002	2003	2002

Revenues
Gross revenue	$—	$(4)	$4,658	$1,129
Royalties and production taxes	—	—	500	68

Revenues, net of royalties and production taxes	—	(4)	4,158	1,061
Expenses
Transportation and selling	—	—	190	49
Operating	—	—	516	171
Purchased product	—	—	1,427	380
Depreciation, depletion and amortization	10	6	745	214

Segment Income	(10)	(10)	1,280	247

Administrative	56	17	56	17
Interest, net	86	27	86	27
Foreign exchange (gain)	(294)	(10)	(294)	(10)

	(152)	34	(152)	34

Net Earnings Before Income Tax	142	(44)	1,432	213
Income tax expense	449	82	449	82

Net Earnings from Continuing Operations	$(307)	$(126)	$983	$131

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3. SEGMENTED INFORMATION (continued)

Geographic and Product Information (For the three months ended March 31)

Upstream

	Produced Gas and NGLs
					Conventional
	Canada		U.S. Rockies		Crude Oil

($ millions)	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$1,677	$358	$571	$32	$395	$204
Royalties and production taxes	224	28	144	7	65	33

Revenues, net of royalties and production taxes	1,453	330	427	25	330	171
Expenses
Transportation and selling	92	31	23	—	31	8
Operating	135	44	15	5	102	52
Depreciation, depletion and amortization	402	117	100	17	147	56

Segment Income	$824	$138	$289	$3	$50	$55

	Syncrude		Ecuador		U.K. North Sea

	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$91	$—	$179	$—	$49	$44
Royalties and production taxes	1	—	66	—	—	—

Revenues, net of royalties and production taxes	90	—	113	—	49	44
Expenses
Transportation and selling	1	—	10	—	6	5
Operating	43	—	22	—	4	3
Depreciation, depletion and amortization	7	—	35	—	34	10

Segment Income	$39	$—	$46	$—	$5	$26

	Non-Producing		Total Upstream

	2003	2002	2003	2002

Revenues
Gross revenue	$45	$16	$3,007	$654
Royalties and production taxes	—	—	500	68

Revenues, net of royalties and production taxes	45	16	2,507	586
Expenses
Transportation and selling	—	—	163	44
Operating	53	6	374	110
Depreciation, depletion and amortization	2	3	727	203

Segment Income	$(10)	$7	$1,243	$229

Midstream & Marketing

					Total Midstream
	Midstream		Marketing		& Marketing

($ millions)	2003	2002	2003	2002	2003	2002

Revenues
Gross revenue	$481	$73	$1,170	$406	$1,651	$479
Expenses
Transportation and selling	—	—	27	5	27	5
Operating	120	55	22	6	142	61
Purchased product	308	—	1,119	380	1,427	380
Depreciation, depletion and amortization	7	4	1	1	8	5

Segment Income	$46	$14	$1	$14	$47	$28

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

3. SEGMENTED INFORMATION (continued)

Capital Expenditures

	March 31

($ millions)	2003	2002

Upstream Canada	$1,129	$348
United States	227	87
Ecuador	110	—
United Kingdom	24	39
Other Countries	25	3
Midstream & Marketing	54	1
Corporate	18	3

Total	$1,587	$481

Capital and Total Assets

	Capital Assets		Total Assets
	As at		As at

	March 31,	December 31,	March 31,	December 31,
($ millions)	2003	2002	2003	2002

Upstream	$22,292	$22,836	$26,681	$27,132
Midstream & Marketing	774	742	2,314	2,216
Corporate	205	192	415	492
Assets of Discontinued Operations	—	—	—	1,482

Total	$23,271	$23,770	$29,410	$31,322

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

4.   DISCONTINUED OPERATIONS

     On April 24, 2002, the Company adopted formal plans to exit from the Houston-based merchant energy operation, which was included in the Midstream & Marketing segment. Accordingly, these operations have been accounted for as discontinued operations. The wind-down of these operations was substantially completed at December 31, 2002.

     On July 9, 2002, the Company announced that it planned to sell its 70 percent equity investment in the Cold Lake Pipeline System and its 100 percent interest in the Express Pipeline System. Both crude oil pipeline systems were acquired in the business combination with Alberta Energy Company Ltd. on April 5, 2002. Accordingly, these operations have been accounted for as discontinued operations. On January 2, 2003 and January 9, 2003, the Company completed the sale of its interest in the Cold Lake Pipeline System and Express Pipeline System for total consideration of approximately $1.6 billion, including assumption of related long-term debt, and recorded an after-tax gain on sale of $263 million.

     The following table presents the effect of the discontinued operations on the Consolidated Financial Statements:

Consolidated Statement of Earnings

	For the three months ended
	March 31

($ millions)	2003	2002*

Revenues	$—	$746

Expenses
Operating	—	—
Purchased product	—	733
Administrative	—	10
(Gain) on discontinuance	(343)	—

	(343)	743

Net Earnings Before Income Tax	343	3
Income tax expense	80	1

Net Earnings from Discontinued Operations	$263	$2

*	The above table does not include any financial information for the three months ended March 31, 2002 related to Midstream — Pipelines as EnCana did not, at that time, own the pipelines which have been discontinued.

5. FOREIGN EXCHANGE (GAIN)

	March 31

($ millions)	2003	2002

Unrealized foreign exchange (gain) on translation of U.S. dollar debt	$(245)	$(2)
Other foreign exchange (gains)	(49)	(8)

	$(294)	$(10)

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

6. INCOME TAXES

	March 31

($ millions)	2003	2002

Provision for Income Taxes
Current
Canada	$23	$37
United States	—	—
Ecuador	12	—
United Kingdom	—	3

	35	40
Future	414	42

	$449	$82

7. LONG-TERM DEBT

		As at	As at
		March 31,	December 31,
($ millions)		2003	2002

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings		$333	$1,388
Unsecured notes and debentures		1,825	1,825

		2,158	3,213

U.S. Dollar Denominated Debt
U.S. revolving credit and term loan borrowings		469	696
U.S. unsecured notes and debentures		3,251	3,608

		3,720	4,304

Increase in Value of Debt Acquired	(Note A)	89	90
Current Portion of Long-term Debt		(100)	(212)

		$5,867	$7,395

A) Increase in Value of Debt Acquired

     Certain of the notes and debentures of the Company were acquired in the business combination with Alberta Energy Company Ltd. on April 5, 2002 and were accounted for at their fair value at the date of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 24 years.

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

8.   SHARE CAPITAL

	March 31, 2003		December 31, 2002

(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	478.9	$8,732	254.9	$196
Shares Issued to AEC Shareholders	—	—	218.5	8,397
Shares Issued under Option Plans	1.7	44	5.5	139

Common Shares Outstanding, End of Period	480.6	$8,776	478.9	$8,732

     The Company has a stock-based compensation plan (“EnCana plan”) that allows employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted under the plan are generally fully exercisable after three years and expire five years after the grant date. Options granted under previous EnCana and Canadian Pacific Limited replacement plans expire 10 years from the date the options were granted.

     The following tables summarize the information about options to purchase common shares at March 31, 2003:

	Stock Options	Weighted Average
	(millions)	Exercise Price ($)

Outstanding, Beginning of Year	29.6	39.74
Granted under EnCana Plan	0.3	48.00
Exercised	(1.7)	25.80
Forfeited	(0.5)	46.46

Outstanding, End of Period	27.7	40.57

Exercisable, End of Period	15.9	35.00

	Outstanding Options			Exercisable Options

	Number of	Weighted Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual Life	Exercise	Outstanding	Exercise
Range of Exercise Price ($)	(millions)	(years)	Price ($)	(millions)	Price ($)

13.50 to 19.99	2.7	1.2	18.88	2.7	18.88
20.00 to 24.99	1.8	2.1	22.24	1.8	22.24
25.00 to 29.99	2.9	2.1	26.57	2.9	26.57
30.00 to 43.99	1.7	2.9	38.76	1.5	38.25
44.00 to 53.00	18.6	3.9	47.91	7.0	47.43

	27.7	3.0	40.57	15.9	35.00

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

8.   SHARE CAPITAL (continued)

     The Company does not record compensation expense in the Consolidated Financial Statements for share options granted to employees and directors. If the fair-value method had been used, the Company’s Net Earnings and Net Earnings per Common Share would approximate the following pro forma amounts:

	March 31

($ millions, except per share amounts)	2003	2002

Compensation Costs	13	5
Net Earnings
As reported	1,246	133
Pro forma	1,233	128
Net Earnings per Common Share
Basic
As reported	2.61	0.52
Pro forma	2.58	0.50
Diluted
As reported	2.57	0.51
Pro forma	2.55	0.49

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	March 31

	2003	2002

Weighted Average Fair Value of Options Granted	$13.05	$11.94
Risk Free Interest Rate	4.19%	4.46%
Expected Lives (years)	3.00	3.00
Expected Volatility	0.33	0.35
Annual Dividend per Share	$0.40	$0.40

9.   PER SHARE AMOUNTS

     The following table summarizes the common shares used in calculating net earnings per common share.

	March 31

(millions)	2003	2002

Weighted Average Common Shares Outstanding — Basic	479.9	255.3
Effect of Dilutive Securities	7.0	5.7

Weighted Average Common Shares Outstanding — Diluted	486.9	261.0

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     Unrecognized gains (losses) on risk management activities are as follows:

		As at
($ millions)		March 31, 2003

Commodity Price Risk	(Note A)
Natural gas		$98
Crude oil		(181)
Gas storage optimization		7
Power		(3)
Foreign Currency Risk		(15)
Interest Rate Risk		58

		$(36)

     Information with respect to foreign currency risk and interest rate risk contracts in place at December 31, 2002, is disclosed in Note 19 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at March 31, 2003.

A)   Commodity Price Risk

Natural Gas

     At March 31, 2003, the fair value of financial instruments that related to the corporate gas risk management activities was $63 million. The contracts were as follows:

	Notional Volumes	Financial / Physical	Term
	(MMcf/d)
Sales Contracts
Fixed AECO price	352	Financial	2003-2004
Fixed AECO price	6	Physical	2003
Fixed AECO price	74	Financial	2003-2004
Fixed AECO price	10	Physical	2003
AECO Collars	71	Financial	2004
Nymex Fixed Price	110	Financial	2003-2004
Alliance Pipeline Mitigation	32	Financial	2003
Fixed Nymex to AECO basis	243	Financial	2003-2007
Fixed Nymex to Rockies basis	158	Financial	2003-2007
Fixed Nymex to Rockies basis	214	Physical	2003-2007
Nymex Collars	47	Physical	2003-2007
Purchase Contracts
Alliance Pipeline Mitigation	35	Physical	2003
Fuel	10	Physical	2003
Gas Marketing Financial Activities
Gas Marketing Physical Activities

			Unrecognized
			Gain/(Loss)
	Price		(Cdn$ millions)
Sales Contracts
Fixed AECO price	6.26	Cdn$/mcf	$(55)
Fixed AECO price	5.88	Cdn$/mcf	(1)
Fixed AECO price	2.96	US$/mmbtu	(110)
Fixed AECO price	3.34	US$/mmbtu	(5)
AECO Collars	5.34-7.52	Cdn$/mcf	3
Nymex Fixed Price	3.97	US$/mmbtu	(106)
Alliance Pipeline Mitigation	3.92	US$/mmbtu	(16)
Fixed Nymex to AECO basis	-0.51	US$/mmbtu	62
Fixed Nymex to Rockies basis	-0.45	US$/mmbtu	117
Fixed Nymex to Rockies basis	-0.48	US$/mmbtu	148
Nymex Collars	2.08-4.52	US$/mmbtu	(11)
Purchase Contracts
Alliance Pipeline Mitigation	3.24	Cdn$/mcf	33
Fuel	5.15	Cdn$/mcf	4

			63
Gas Marketing Financial Activities			12
Gas Marketing Physical Activities			23

			$98

     The fair value of the financial instruments that related to the gas marketing activities was an unrecognized gain of $12 million. These activities are part of the ongoing operations of the Company’s proprietary production management and the financial transactions are directly related to physical sales. The corresponding physical transactions have an unrecognized gain of $23 million.

Interim Report
For the three months ended March 31, 2003

EnCana Corporation

Notes to Consolidated Financial Statements (unaudited)

10.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Crude Oil

     As at March 31, 2003, the Company’s corporate oil risk management activities had an unrecognized loss of $181 million. The contracts were as follows:

				Unrecognized
	Notional Volumes		Average Price	Gain/(Loss)
	(bbl/d)	Term	(US$/bbl)	(Cdn$ millions)

Fixed WTI NYMEX Price	85,000	2003	25.28	$(77)
Fixed WTI NYMEX Price	62,500	2004	23.13	(53)
Collars on WTI NYMEX	40,000	2003	21.95-29.00	(16)
Collars on WTI NYMEX	62,500	2004	20.00-25.69	(35)

				$(181)

Gas Storage Optimization

     As part of the Company’s gas storage optimization program, the Company has entered into financial instruments at various locations and terms over the next 12 months to manage the price volatility of the corresponding physical transactions and inventory.

     As at March 31, 2003, the unrecognized gain on financial instruments was $10 million, which was as follows:

			Unrecognized
	Notional Volumes		Gain/(Loss)
	(bcf)	Price (US$/mcf)	(Cdn$ millions)

Purchases	153.5	5.27	$(15)
Sales	165.4	5.38	25
			10
Physical Contracts			(3)

			$7

     The net unrecognized gain of $7 million does not reflect unrealized gains on physical inventory in storage.

Natural Gas Liquids

     As at December 31, 2002, Kinetic Resources USA Inc, a partnership in which the Company holds a 75 percent interest, had sold call options and held various fixed price purchase and sale contracts which had since expired.

Power

     As part of the business combination with AEC, the Company acquired two electricity contracts. These contracts were originally entered into as part of an electricity cost management strategy. At March 31, 2003, the unrecognized loss on these contracts was $3 million.

11.   RECLASSIFICATION

     Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2003.

13